UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2012
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission File Number.....001-34696
___________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation
111 North Wall Street
Spokane, WA  99201

REQUIRED INFORMATION

Item 4.
Financial statements and schedules for the Sterling Savings Bank Employee Savings and Investment Plan and Trust prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are contained in this annual report on Form 11-K.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Financial Statements, Supplemental Schedules and Exhibit

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee
Sterling Savings Bank Employee Savings
and Investment Plan and Trust
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Spokane, Washington
June 13, 2013

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value
Common stock of Sterling Financial Corporation	$4,453,089	$3,557,937
Money market and other cash equivalents	3,949,100	4,229,421
Mutual funds	73,496,537	61,113,443
Total investments, at fair value	81,898,726	68,900,801
Notes receivable from participants	2,016,755	1,876,377
Total assets	83,915,481	70,777,178

Net assets available for benefits	$83,915,481	$70,777,178

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

2012
Additions to net assets attributed to:
Investment income:
Interest	$81,263
Dividends	1,831,286
Net appreciation in fair value of investments	7,326,225
Total investment income	9,238,774

Contributions:
Participants	9,809,752
Rollovers from qualified plans	968,634
Employer	3,027,424
Total investment income and contributions	23,044,584

Deductions from net assets attributed to:
Distributions to participants	15,798,500
Administrative expenses	125,123
Total deductions from net assets	15,923,623

Increase in net assets available for benefits	7,120,961

Transfer of assets from other plan	6,017,342

Net assets available for benefits:
Beginning of year	70,777,178
End of year	$83,915,481

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies

Basis of Accounting
The financial statements of the Sterling Savings Bank ("Sterling" or the "Employer") Employee Savings and Investment Plan and Trust (the "Plan") are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition
The Plan's investments are stated at fair value. Sterling Financial Corporation common stock is valued at the quoted market price on the last trading day of the year, which represents the value of shares held by the Plan at year end. Mutual funds are valued using quoted market prices representing the net asset value on the last trading day of the year.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides various investment options for participants to choose from in combinations of stocks, mutual funds and other investment securities including Sterling Financial Corporation common stock. These investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. For risks and uncertainties regarding Sterling Financial Corporation, participants should refer to Sterling Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on February 27, 2013, and as updated from time to time by Sterling Financial Corporation's periodic filings.

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-4, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” This update to Accounting Standards Codification (the "Codification") topic 820 clarifies the application of existing fair value measurement and disclosure requirements, and implements changes to the codification that align U.S. GAAP and IFRS. This update was effective for the Plan on January 1, 2012, and did not have a material effect on the Plan's financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

1. Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the Plan document itself for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 are eligible to enroll on the first day of employment. Unless an employee elects otherwise, an eligible employee will be automatically enrolled in the Plan after 60 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Participants may contribute from 1% to 75% of their compensation up to the statutory maximum ($17,000 annually for 2012 and $16,500 annually for 2011) through payroll deductions to the Plan. Employees who do not affirmatively specify their contribution election or their election to opt-out of the Plan will automatically contribute 3% of their compensation. As of May 1, 2012, the Plan began offering a Roth contribution option, which allows the employee to contribute after-tax dollars.

Participant contributions are entitled to a non-discretionary Employer matching contribution. The matching contribution formula provides that the Employer will contribute a match of 35% of the employee's contribution, not to exceed 10% of the participant's eligible compensation. Additional amounts may be contributed at the option of Sterling as a discretionary profit sharing contribution. No discretionary profit sharing contributions were made in 2012 or 2011. Until March 9, 2011, employer matching contributions were initially invested in the common stock of Sterling Financial Corporation.

Investment Options
Participant contributions and the Employer match are invested in separate investment options as designated by the individual participants. If not otherwise designated, the Employer match defaults to the same investment elections as the employee's contributions. Participants may elect to reallocate the amounts invested in each investment on any business day. The participant's investment in Sterling Financial Corporation common stock is limited to 50% of the participant's account balance.

Participant Accounts
Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution (including any rollover contributions), an allocation of Sterling's contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling's contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant's benefit is the amount of any balance that has accumulated in his or her account.

Vesting
A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Sterling's contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

Forfeitures
Forfeitures resulting from the nonvested portions of participants' accounts who terminate employment prior to being fully vested are generally used to reduce future matching contributions or to pay the administrative expenses of the Plan. Amounts forfeited during 2012 and 2011 totaled $110,049 and $54,000, respectively. Forfeitures in the amount of $89,625 and $80,725 were used to pay administrative expenses of the Plan during the years ended December 31, 2012 and 2011, respectively. Remaining forfeiture balances at December 31, 2012 and 2011 of $30,901 and $10,477 are available to pay administrative expenses and/or reduce employer contributions. No forfeitures were used to offset Employer contributions during the years ended December 31, 2012 and 2011.

Payment of Benefits
Distributions are made upon termination, death, disability, retirement or qualifying hardships. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution. Any amounts less than $1,000 are automatically distributed in cash.

Notes Receivable from Participants
A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance. However, only one note receivable can be outstanding at a time and it can be no more than $50,000 minus the participant's highest outstanding note receivable amount during the prior twelve months. The notes receivable are secured by the vested balance in the participant's account and bear a fixed rate of interest set at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all notes receivable funded during the next month. In 2012, total interest income credited was approximately $81,000, of which the majority was related to interest income from notes receivable from participants. Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years, unless the note receivable is for the purchase of the participant's primary residence. Participants pay an origination fee, as well as an annual maintenance fee. If a note is not repaid when due, the note balance is treated as a taxable distribution from the Plan.

Administrative Expenses
Each share of Sterling Financial Corporation common stock purchased by the Plan on the open market is subject to a fee of $0.029 per share, which is paid by the participants. Participants also pay various transaction related fees for participant requested services. Either the Plan or Sterling pays the trustee fee charged by Fidelity Investments, the investment consulting fee charged by the Multnomah Group, as well as other fees, expenses and commissions.

Hardship Withdrawals
Hardship withdrawals of the participants' contributions are permitted by the Plan in accordance with the Internal Revenue Code ("IRC"). Following a hardship withdrawal, the participant cannot make a pre-tax deferral or after-tax contribution for six months following receipt of the distribution.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

2. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011.

	2012	2011

Fidelity Freedom 2025	$8,822,929	$7,484,705
Fidelity Freedom 2020	8,315,335	8,231,432
Fidelity Freedom 2030	6,487,065	5,594,000
Fidelity Freedom 2015	6,015,828	6,165,723
Fidelity Freedom 2035	5,307,303	4,245,306
Dodge & Cox International Stock	4,626,662	3,722,007
Sterling Financial Corporation common stock	4,453,089	3,557,937
Fidelity Retire Money Market Fund	*	4,075,266

* Less than 5% of Net Assets

During the year ended December 31, 2012, the Plan's investments appreciated in value (including gains and losses on investments purchased and sold, as well as held during the year) as follows:

2012

Common stock of Sterling Financial Corporation	$902,293
Mutual funds	6,423,932
Total	$7,326,225

3. Plan Termination

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants' accounts will become fully vested and non-forfeitable. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in accordance with the terms of the Plan.

4. Fair Value Measurements

The framework for defining and measuring fair value requires that one of three valuation methods be used to determine fair market value: the market approach, the income approach or the cost approach. To increase consistency and comparability in fair value measurements and related disclosures, the standard also creates a fair value hierarchy to prioritize the inputs to these valuation methods into the following three levels:

•
Level 1 inputs are a select class of observable inputs, based upon the quoted prices for identical instruments in active markets that are accessible as of the measurement date, and are to be used whenever available.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

•
Level 2 inputs are other types of observable inputs, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; or other inputs that are observable or can be derived from or supported by observable market data. Level 2 inputs are to be used whenever Level 1 inputs are not available.

•
Level 3 inputs are significantly unobservable, reflecting the reporting entity's own assumptions regarding what market participants would assume when pricing a financial instrument. Level 3 inputs are to only be used when Level 1 and Level 2 inputs are unavailable.

Assets and Liabilities Measured at Fair Value on a Recurring Basis.    The following presents the Plan's financial instruments that are measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3

Balance, December 31, 2012:

Sterling Financial Corporation
Common stock	$4,453,089	$4,453,089	$0	$0
Money market and other cash equivalents	3,949,100	3,949,100	0	0
Mutual funds:
Blend funds	54,287,125	54,287,125	0	0
Growth funds	10,554,132	10,554,132	0	0
Fixed Income funds	4,135,091	4,135,091	0	0
Value funds	4,520,189	4,520,189	0	0
Total mutual funds	73,496,537	73,496,537	0	0

Total investments, at fair value	$81,898,726	$81,898,726	$0	$0

Balance, December 31, 2011:

Sterling Financial Corporation
Common stock	$3,557,937	$3,557,937	$0	$0
Money market	4,229,421	4,229,421	0	0
Mutual funds:
Blend funds	46,086,176	46,086,176	0	0
Growth funds	8,255,677	8,255,677	0	0
Fixed Income funds	3,529,463	3,529,463	0	0
Value funds	3,242,127	3,242,127	0	0
Total mutual funds	61,113,443	61,113,443	0	0

Total investments, at fair value	$68,900,801	$68,900,801	$0	$0

Mutual funds are valued using quoted market prices to represent the net asset value on the last trading day of the year. The Money Market fund is a type of mutual fund that is valued using $1 per share for the Net Asset Value. Sterling Financial Corporation common stock is valued at its quoted market price on the last trading day of the year.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

5. Income Tax Status

The Internal Revenue Service ruled on March 31, 2008 that the Volume Submitter Profit Sharing Plan with CODA (the prototype plan document of Fidelity Management & Research Co. utilized by the Plan) qualifies under Section 401(a) of the IRC and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. No direct transaction fees or commissions were paid, or are payable, by the Plan through the Trust relating to these funds in 2012.

Certain Plan investments are shares in Sterling Financial Corporation common stock, as detailed in Note 2. Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

7. Commitments and Contingencies

On January 20 and 22, 2010, two putative class action complaints were filed in the United States District Court for the Eastern District of Washington against Sterling Financial Corporation and Sterling Savings Bank (collectively, "Sterling"), as well as certain of Sterling's current and former officers and directors. The two complaints were merged in a Consolidated Amended Complaint (the “Complaint”) filed on July 16, 2010 in the same court. The Complaint does not name all of the individuals named in the prior complaints, but it is expected that additional defendants will be added. The Complaint alleges that the defendants breached their fiduciary duties under sections 404 and 405 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with respect to the Sterling Savings Bank Employee Savings and Investment Plan (the “401(k) Plan”) and the FirstBank Northwest Employee Stock Ownership Plan (“ESOP”) (collectively, the "Plans”).

Specifically, the Complaint alleges that the defendants breached their duties by investing assets of the Plans in Sterling's securities when it was imprudent to do so, and by investing such assets in Sterling securities when defendants knew or should have known that the price of those securities was inflated due to misrepresentations and omissions about Sterling's business practices. The business practices at issue include alleged over-reliance on risky construction loans; alleged inadequate loan reserves; alleged spiking increases in nonperforming assets, nonperforming loans, classified assets, and over 90-day delinquent loans; alleged inadequate accounting for rising loan payment shortfalls; alleged unsafe and unsound banking practices; and a capital base that was allegedly inadequate to withstand the significant deterioration in the real estate markets. The putative class periods are October 22, 2007 to the present for the 401(k) Plan class, and October 22, 2007 to November 14, 2008 for the ESOP class. The Complaint seeks damages of an unspecified amount and attorneys' fees and costs.

On September 26, 2012, Sterling received a letter from the U.S. Department of Labor (the “Department of Labor”) containing similar allegations as those set forth in the Complaint, demanding that the violations alleged in the Department of Labor's letter be corrected and notifying Sterling that the Department of Labor may take legal action in connection with such allegations, including assessing a civil money penalty. Failure by Sterling to obtain a favorable resolution of the claims set forth in the Complaint or in the letter from the Department of Labor could have a material adverse effect on Sterling's business, results of operations, and financial condition. In January 2013, a tentative settlement was reached, pursuant to which Sterling agreed to pay $3.0 million to settle the claims. The settlement will be paid by Sterling and its insurance carrier, not the Plan, to participants through their participant accounts in the Plan. The settlement is subject to approval by the court and the Department of Labor. On March 29, 2013, the Court preliminarily approved the settlement, with the final fairness hearing set for July 11, 2013. On May 31, 2013, the Department of Labor issued a no action letter contingent on court approval at the final fairness hearing.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

8. Transfer of Assets

On March 1, 2012, Sterling purchased certain assets of First Independent Bank and at that time certain employees of First Independent Bank became employees of Sterling. On May 1, 2012, the assets from the First Independent Bank Savings Benefit Plan and Trust attributable to these employees transferred into the Plan. Assets increased by $6,017,342 as a result of these assets being transferred into the Plan.

9. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

On February 28, 2013, Sterling acquired American Heritage Holdings and its bank subsidiary, Borrego Springs Bank, N.A. Effective March 1, 2013, the employees of Borrego Springs Bank became employees of Sterling Savings Bank and became eligible to participate in the Plan. The participants became 100% vested in their predecessor plan account balances.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
EIN: 91-1166044 Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Money Market Accounts
*	Fidelity Retire Money Market	Money Market, 3,700,567 units	**	$3,700,567
*	Fidelity US Treasury	Money Market, 243,832 units	**	243,832
*	Cash Equivalents	N/A	**	4,701
				3,949,100
	Common Stock
*	Sterling Financial Corporation	Common stock, 213,066 shares	**	4,453,089

	Mutual Funds
*	Fidelity Freedom 2025	Mutual fund, 738,320 shares	**	8,822,929
*	Fidelity Freedom 2020	Mutual fund, 581,086 shares	**	8,315,335
*	Fidelity Freedom 2030	Mutual fund, 455,872 shares	**	6,487,065
*	Fidelity Freedom 2015	Mutual fund, 509,384 shares	**	6,015,828
*	Fidelity Freedom 2035	Mutual fund, 448,631 shares	**	5,307,303
	Dodge & Cox International Stock	Mutual fund, 133,564 shares	**	4,626,662
	JPM Large Cap Growth Select	Mutual fund, 146,054 shares	**	3,497,994
*	Fidelity Total Bond	Mutual fund, 306,385 shares	**	3,354,911
*	Fidelity Freedom 2040	Mutual fund, 401,528 shares	**	3,316,622
*	Fidelity Freedom 2045	Mutual fund, 305,920 shares	**	2,991,898
*	Spartan 500 Index Adv	Mutual fund, 57,733 shares	**	2,914,927
*	Fidelity Balanced	Mutual fund, 128,437 shares	**	2,591,856
	Vanguard Small Growth Index	Mutual fund, 103,279 shares	**	2,585,072
*	Fidelity Freedom 2010	Mutual fund, 149,671 shares	**	2,113,352
	ABF Large Cap Val PA	Mutual fund, 96,333 shares	**	1,978,667
	Buffalo Mid Cap	Mutual fund, 110,737 shares	**	1,879,210
*	Fidelity Freedom 2050	Mutual fund, 163,958 shares	**	1,580,557
	Vanguard Selected Value	Mutual fund, 72,961 shares	**	1,530,725
	Vanguard Small Value Index	Mutual fund, 58,092 shares	**	1,010,797
	Vanguard Inflation Protected Securities	Mutual fund, 53,694 shares	**	780,180
*	Fidelity Freedom Income	Mutual fund, 59,019 shares	**	691,116
*	Fidelity Freedom 2005	Mutual fund, 40,684 shares	**	456,073
*	Fidelity Freedom 2000	Mutual fund, 28,773 shares	**	355,927
*	Spartan ST TR Adv	Mutual fund, 20,422 shares	**	216,268
*	Fidelity Freedom 2055	Mutual fund, 7,618 shares	**	75,263
	Total mutual funds			73,496,537
	Total investments, at fair value			81,898,726

*	Notes receivable from participants	Interest ranging from 4.25% to 9.25%
		maturing through November 2027	**	2,016,755
	Total assets			$83,915,481
*	Indicates party-in-interest to the Plan.
**	Indicates a participant or beneficiary directed account. The cost disclosure is not required.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2012
EIN: 91-1166044 Plan Number: 001

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Correct Under VFCP and PTE 2002-51
Check here if Late Participant Loan repayments are included: ☑	Contributions not corrected	Contributions Corrected Outside VFCP	Contributions Pending correction in VFCP
$4,473	$—	$—	$4,473	$—

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Signatures

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and
Investment Plan and Trust

Date: June 13, 2013
/s/ Robert G. Butterfield
Robert G. Butterfield
Senior Vice President, Principal Accounting Officer
and Controller

S- 1

INDEX TO EXHIBITS

Exhibit No.        Description

23            Consent of Independent Registered Public Accounting Firm

E- 1